                                                              Filing Pursuant to
                                                          Registration Statement
                                                                Number 333-47336

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

          Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) [X]

                            ------------------------

                                 CITIBANK, N.A.
               (Exact name of trustee as specified in its charter)


399 Park Avenue, New York, New York                      13-5266470
(Address of principal executive office)     (I.R.S. employer identification no.)

                                                           10043
                                                         (Zip Code)

                             -----------------------

                              WELLS FARGO & COMPANY
               (Exact name of obligor as specified in its charter)

           Delaware                                      41-0449260
(State or other jurisdiction of             (I.R.S. employer Identification no.)
incorporation or organization)

         420 Montgomery Street
         San Francisco, CA                                 94163
(Address of principal executive offices)                 (Zip Code)


                            -------------------------
                                 DEBT SECURITIES
                       (Title of the indenture securities)
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Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

                  Name                                    Address
                  ----                                    -------
                  Comptroller of the Currency             Washington, D.C.

                  Federal Reserve Bank of New York        New York, NY
                  33 Liberty Street
                  New York, NY

                  Federal Deposit Insurance Corporation   Washington, D.C.

         (b)      Whether it is authorized to exercise corporate trust powers.

                  Yes.

Item 2.  Affiliations with Obligor.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

                  None.

Item 16. List of Exhibits.

         List below all exhibits filed as a part of this Statement of Eligibility.

         Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

         Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

         Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

         Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

         Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

         Exhibit 5 - Not applicable.
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         Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

         Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2000- attached)

         Exhibit 8 - Not applicable.

         Exhibit 9 - Not applicable.

                               ------------------


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 26th day of February, 2001.



                                               CITIBANK, N.A.




                                               By /s/ Florence Mills
                                                  ------------------------------
                                                     Florence Mills
                                                  Senior Trust Officer